Free Writing Prospectus
Dated April 19, 2017
Filed pursuant to Rule 433
Registration Statement No. 333-195495

Free Writing Prospectus Dated April 19, 2017 Filed pursuant to Rule 433 Registration Statement No. 333-195495 Specialty Commercial Automobile Nasdaq: AFH Insurance Business Focusing on Senior Notes Offering “Light” Vehicles in Niche Markets April 2017

Safe Harbor The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-805-4128. Statements in this presentation, including the information set forth as to the future financial or operating performance of Atlas Financial Holdings, Inc., American Country Insurance Company, American Service Insurance Company, Gateway Insurance Company and/or Global Liberty Insurance Company (collectively, “Atlas”), that are not current or historical factual statements may constitute “forward looking” information within the meaning of securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Atlas, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. When used in this presentation, such statements may include, among other terms, such words as “may,” “will,” “expect,” “believe,” “plan,” “anticipate,” “intend,” “estimate” and other similar terminology. These statements reflect current expectations, estimates and projections regarding future events and operating performance and speak only as to the date of this presentation. Readers should not place undue importance on forward looking statements and should not rely upon this information as of any other date. These forward looking statements involve a number of risks and uncertainties. Some of the factors facing Atlas that could cause actual results to differ materially from those expressed in or underlying such forward looking statements include: (i) market fluctuations, changes in interest rates or the need to generate liquidity; (ii) access to capital; (iii) recognition of future tax benefits on realized and unrealized investment losses; (iv) managing expansion effectively; (v) conditions affecting the industries in which we operate; (vi) competition from industry participants; (vii) attracting and retaining independent agents and brokers; (viii) comprehensive industry regulation; (ix) our holding company structure; (x) our ratings with A.M. Best; (xi) new claim and coverage issues; (xii) claims payments and related expenses; (xiii) reinsurance arrangements; (xiv) credit risk; (xv) our ability to retain key personnel; (xvi) our ability to replace or remove management or Directors; (xvii) future sales of notes; (xviii) public company challenges; and (xix) failure to effectively execute our business plan. The foregoing list of factors is not exhaustive. See also “Risk Factors” listed or incorporated by reference in the Company’s most recent registration statement filed with the SEC. Many of these issues can affect Atlas’ actual results and could cause the actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Atlas. Readers are cautioned that forward looking statements are not guarantees of future performance, and should not place undue reliance on them. In formulating the forward looking statements contained in this presentation, it has been assumed that business and economic conditions affecting Atlas will continue substantially in the ordinary course. These assumptions, although considered reasonable at the time of preparation, may prove to be incorrect. 2

Executive Summary 3

Terms of Proposed Offering Issuer: Atlas Financial Holdings, Inc. Type of Security: Senior Unsecured Notes Listing: NASDAQ Global Market Offering Amount: $25 million Denominations: $25 Interest Pay Dates: Quarterly Rating: BBB (Egan Jones) Use of Proceeds: Repayment of $19.4 million in outstanding debt draw from secured line of credit, repurchases of common stock, supporting organic growth, and potential acquisitions, as well as for general corporate purposes Sole Book-Running Manager: Sandler O’Neill + Partners, L.P. Co-Managers: Boenning & Scattergood, Inc. American Capital Partners, LLC 4

What is Atlas Financial?

Niche Market – Specialty "Light" Commercial Auto

Vision:

- Be the preferred specialty transportation insurer

Target:

- Market segments that support adequate pricing

Mission:

- Deliver consistent underwriting profit

Highly Specialized Operations

- Sophisticated underwriting supported by substantial data
- Strong underlying brands
- Long-standing independent agent relationships
- Industry specific claims handling

Attractive Business Committed to Industry Outperformance

- Leading player in niche commercial auto market with high barriers to entry
- Goal is to consistently outperform industry peers by 500 to 1,000 bps of underwriting margin
  - Outperformed the industry by 930 basis points over the last three years
- Profitable sub-segment of historically favorable larger one
  - Commercial auto loss ratios outperformed general P&C insurance in majority of past 15 years with recent exceptions
- Incremental future opportunities
  - Market disruption

Aligned Management

- Management and Board own approximately 10% of Company
- Management and Directors invested millions of personal capital at time of spin-out and continue to invest
- Incentive structure focused on achieving consistently high ROE primarily through better than average margin

NASDAQ: AFH	At 12/31/2015	At 12/31/2016
Corporate Headquarters	Elk Grove Village, IL (Chicago suburb)	
Core Target Markets	Taxi / Limo / Livery / Paratransit	
Cash and Investments	$233.3 million	$224.8 million
Total Assets	$411.3 million	$423.6 million
Total Atlas Shareholders' Equity	$129.6 million	$127.3 million
Common Shares Outstanding *(includes Restricted Share Units)*	12,045,519	12,045,519
Book Value Per Outstanding Common Share	$10.15	$10.54

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Company Timeline

2010	2011	2012	2013	2014	2015	2016
Atlas' Business Plan Cultivated Through an Extensive Reorganization at Previously Challenged Insurance Business Management and Board Invest Significantly	Acquires American Country Insurance Co. & American Service Insurance Co. Atlas Begins Process of Exiting Non-Core Lines A.M. Best Upgrade from "B- (negative)" to "B (stable)"	Expands Geographic Footprint to 31 States Identifies Incremental Acquisition Targets Strong Value Proposition Re-Established Among Agents/Clients	Completes U.S. IPO Completes Acquisition of Gateway Insurance Co. Transitions to Underwriting Profit	Continues to Expand Market Share Vertically Through Nationwide Platform Completes Secondary Public Offering of $27 Million	Completes Acquisition of Global Liberty Completes Development of Efficient Operating System to Support All Subsidiaries Enhances U/W Predictive Analytics	Strong Growth in Limo / Livery and Paratransit Lines Launches Point of Sale Interface for Agents Implements Claim Related Predictive Analytics

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Company Organizational Chart Atlas Financial Holdings, Inc. (Cayman) American Insurance Acquisition Inc. (Delaware) American Country American Service Gateway Insurance Anchor Holdings Plainview Premium Anchor Group Insurance Co. Insurance Co. Co. Group, Inc. Finance Corp., Inc. Management, Inc. (Illinois) (Illinois) (Missouri) (New York) (Delaware) (New York) Global Liberty Plainview Premium Insurance Co. of New Finance Co. of York California, Inc. (New York) (California) Coverage Highlights Niche Target Market Atlas Financial Holdings subsidiaries offer: Focus on specialty segments with favorable attributes: Commercial auto liability Owner operators and small fleets Accident benefits Users of “light” vehicles Physical damage Low policy limits relative to trucking and “heavy” commercial auto 7

Pro Forma Capitalization ($ in thousands) As of December 31, 2016 As Adjusted for Actual Offering(1) Notes payable, gross $ 19,400 - Senior unsecured notes - $ 25,000 Total debt 19,400 25,000 Ordinary Shares 36 36 Additional paid-in capital 199,244 199,244 Retained deficit (71,718) (71,856) Accumulated other comprehensive loss, net of tax (220) (220) Total shareholders' equity 127,342 127,204 Total capitalization $ 146,742 $ 152,204 Debt / total shareholders' equity 15.2% 19.7% Debt / total capital 13.2% 16.4% Note: The above table sets forth Atlas’s consolidated capitalization as of December 31, 2016, (i) on an actual basis; and (ii) as adjusted to give effect to the proposed sale of $25 million of notes. (1) Assumes use of proceeds fully pays down existing credit facility. 8

Interest Coverage Based on Existing Credit Facility ($ in thousands) As of or For the Period Ended December 31, Adjusted 2014 2015 2016 2016 Total notes payable, gross $ - $ 17,500 $ 19,400 $ 19,400 Total equity 109,399 129,622 127,342 127,342 Interest Coverage Interest expense - 694 1,026 1,026 (1) Pre-tax income 11,935 22,046 512 29,125 Interest coverage ratio NA 32.8x 1.5x 29.4x (1) Adjusted to remove impact of $28.6 million one-time reserve strengthening in 2016. 9

Strong Balance Sheet These facilities will be Attractive investment leverage paid off and Existing Credit Facility as of 12/31/16: terminated following $5 million one-year revolver, LIBOR + 2.75% ($3.9 million drawn(1)) successful completion $30 million five-year draw facility, LIBOR + 4.5% ($15.5 million drawn(1)) of bond offering As of the Year Ended December 31, ($ in millions) 2015 2016 Cash and Investments $233.3 $224.8 Total Assets $411.3 $423.6 Claim Reserves (Gross of Reinsurance)(2) $127.0 $139.0 Unearned Premiums $108.2 $113.2 Atlas Shareholders’ Equity $129.6 $127.3 Adverse development protection negotiated in connection with all acquisitions (1) As of December 31, 2016. Does not include $213,000 of unamortized issuance costs. (2) Atlas’ purchase of American Country and American Service included $10 million limit of adverse development protection (90% quota share after $1 million) based on reserves as of September 30, 2010, which has not been utilized. Protection included with both Gateway and Global Liberty transactions had positive economic benefits post closing. 10

Executive Leadership Team Current management team led the strategic reorganization of U.S. business of Kingsway Developed Atlas business strategy through 18 months of diligence Committed to establishing Atlas as an independent public company (completed U.S. IPO in 2013) Scott Wollney 26 years of insurance industry experience President & CEO Career focus on specialty commercial insurance businesses Paul Romano Previously held executive positions with specialty insurance companies including VP & CFO CFO of current Atlas subsidiary 27 years of accounting experience, 15 years in insurance operations Bruce Giles Previously held various underwriting positions at commercial auto specialty insurers VP of Underwriting & Product and Allstate Dev. 32 years of insurance industry experience Joseph Shugrue Previously held claims positions with other specialty insurance companies VP of Claims 27 years of insurance industry experience Leslie DiMaggio Previously held executive positions with other specialty insurance companies VP of Operations 18 years of insurance industry experience 11

Strategic Overview 12

Light Commercial Auto: “PEOPLE WHO TRANSPORT PEOPLE” Attractive Niche Industry Sector “Light” Commercial Automobile Sector Limited number of competitors Low correlation to overall economy Includes: Operators less likely to take vehicles out of service Taxis operating in in local metropolitan and rural areas Businesses and business reputations rely on availability Prearranged transportation such as luxury vehicles, Expanding/Evolving addressable market limousine, vans, and minibuses Little to moderate tail risk depending on line of business Commercially licensed drivers for Transportation Network Companies (TNCs) like Uber and Lyft Social service and non-emergency para-transit in local areas Value Proposition Based on Competitive Strengths Within Niche Commercially licensed drivers Strong brand recognition and market presence Owner-operated and small operation fleets (1-10 vehicles) Long-standing distribution relationships Generally, insured to minimum required policy limits Specialized operations Business Evolution Following Industry Trends and Growth of Transportation Network and Paratransit Sectors Growth in limo/livery includes commercially licensed drivers from Transportation Network Companies like Uber and Lyft 13

Investment Considerations Expanding Margins Organic Growth Consistent year/year improvement in both underwriting (Large Untapped Market Opportunity) expenses and loss ratio Targets imply meaningful additional margin expansion with High teens compound book value growth driven increased scale by operating results Cyclical Tailwinds Healthy revenue growth year-over-year with Increasingly favorable market conditions clear targets for future In previous hard market, Atlas’ core business experienced loss ratios in low 50’s Early stages of multi-year growth strategy Current loss ratio below 60% and pricing in mid to high 50% Potential to write greater than $400 million range without disproportionate market share Superior Competitive Advantages Commitment not to compromise underwriting margin or ROE in exchange for growth. Leverage hyper-focus on light commercial auto to achieve pricing superior of that to larger insurers Strong capital base allows use of targeted analytic approach M&A Opportunities above what lesser capitalized competitors Track record of successful transactions with incremental opportunities expected in future Evolving Marketplace Potential to accelerate growth and diversify based on market conditions Impact of TNC Companies transition from near term perceived threat to longer term opportunity 14

Current Market DYNAMICS Commercial Auto: Annual DPW of $32.9 billion (1) 7th Largest Business Line by Total Industry Premiums Fragmented: Top 10 carriers represent less than 50% of the market Light Commercial Public Auto: $2.25 billion (2) 2016 Commercial Auto Premiums ($ in thousands) Progressive Corp. $ 2,625,929 Travelers Companies Inc. 2,124,182 Nationwide Mutual Group 1,735,614 Zurich Insurance Group 1,624,621 Liberty Mutual 1,604,461 Old Republic 1,123,042 Berkshire Hathaway, Inc. 951,775 American International Group 865,466 Auto-Owners Insurance Co. 739,495 Chubb Ltd. 695,010 Top 10 Subtotal $ 14,089,595 All Other 18,849,299 Total $ 32,938,894 (1) Direct premium written source: SNL Financial. (2) Source: AFH estimates based on market analysis. Atlas’ near term focus is on transactions within current niche markets to accelerate progress towards proportionate market share (Key Point: Select Target Market) Current Market Expectations: 20% of $2.25 billion subset of Commercial Auto $400 million or more in potential Premiums Written At proportionate market share, Atlas would still not be top 10 in commercial auto 15

Operational Overview 16

Geographic Diversification Focus on Above Average Underwriting Profit Licensed in 49 states, but selectively distribute in 42 Nationwide market share is estimated at approximately 10%, Experience and expertise in better than industry claim with proportionate market share forecast at 20% settlement as specialist Leveraging data gathered through decades of experience to develop machine learning based predictive analytics tools in both underwriting and claims Expect to exceed industry underwriting profit by 500 to 1,000 bps 2016 DPW by State Other, NY, 31.0% 24.3% OH, 2.6% TX, 3.5% CA, 13.2% VA, 3.5% NV, 3.5% MI, 4.0% LA , 4.6% IL, 5.5% MN , 4.3% Multiple licenses in most states 17 17

Premiums at Insurance Subsidiaries (Including historic premium at ACIC & ASI) Acquired 2010 Acquired 2013 Acquired 2015 American Country and American Service Gateway Global Liberty Insurance Cos. Insurance Co. Insurance Co. of (as part of going-public transaction) NY $250 Committed to never $200 compromising underwriting profit for $150 growth $100 $50 $0 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 Limousine Paratransit Business Auto TLP Programs Taxi Historic Premium Volume Atlas Strategic Plan to Proportionate Market in approximately 12 States Pre-Atlas Challenges Recapture and Continue to Share in niche is > $400 mil (ACIC/ASIC only) Grow 18

Financial Overview 19

Historical Financial Highlights ($ in thousands; except per share data) As of and for the Year Ended December 31, Adjusted 2014 2015 2016 2016 Cash and Cash Equivalents $36,586 $22,354 $29,888 Total Assets 283,911 411,292 423,577 Total Equity 109,399 129,622 127,342 Direct Written Premium 122,339 208,570 221,723 Net Written Premium 111,421 169,677 180,067 Total Revenue 101,618 156,851 177,579 Combined Ratio: Total Expenses 89,683 134,805 177,067 measures underwriting expenses as a percentage Net Investment Income 3,110 3,976 4,824 of premiums. Lower (1) combined ratio equates to Net Income 17,702 14,430 2,646 19,845 higher underwriting profit. Book Value per Share $9.08 $10.15 $10.54 (1) Combined Ratio (%) 91.4% 88.2% 102.9% 86.2% (1) Adjusted to remove impact of $28.6 million one-time reserve strengthening in 2016 ($17.2 million after-tax impact). 20

Review of Holding Company Liquidity Atlas Financial Holdings’ maintains various sources of liquidity to the holding company Dividends from individual insurance subsidiaries ($10.4 million in total dividend capacity in 2017 based on 2016 results) Surplus notes at insurance subsidiaries MGA arrangement with affiliate Holds $5.8 million in cash and equivalents at the holding company at December 31, 2016 Current debt profile: ($ in thousands) For the Period Ended, Notes Payable 2015 2016 Revolver $ 2,000 $ 3,900 Draw amount 15,500 15,500 Total outstanding borrowings 17,500 19,400 Unamortized issuance costs (281) (213) Total notes payable, net $ 17,219 $ 19,187 21

Investment Portfolio

Conservative Investment Approach

- Emphasize preservation of capital, market liquidity to support payment of liabilities and diversification of risk
- Investment duration re-positioned to match core commercial auto reserve liabilities (3.4 years)
- Managed by an SEC registered investment advisor specializing in the management of insurance company portfolios

Investment Portfolio

- As of December 31, 2016, total cash and invested assets were $224.8 million, of which fixed income consisted of 69.7%
- Predominantly corporate and government bonds
- Average S&P rating of AA
- 28.5% AAA
- 84.6% A or better

Credit ratings of fixed income securities portfolio

($ in thousands)

	As of December 31,			
	2015		2016	
	Amount	% of Total	Amount	% of Total
AAA/Aaa[1]	$44,110	24.0%	$44,521	28.5%
AA/Aa[1]	83,116	45.2%	64,324	41.1%
A/A	28,765	15.7%	23,427	15.0%
BBB/Baa	26,512	14.4%	22,886	14.6%
BB	1,270	0.7%	1,114	0.7%
B	0	0.0%	215	0.1%
Total Fixed Income Securities	$183,773	100.0%	$156,487	100.0%

Investment Portfolio (12/31/16)[1]



Equities
3%
Government
17%
Corporate
27%
Mortgage
Backed
28%
Other Asset
Backed
8%
Other
Investments
17%

(1) *In 2016, our external investment portfolio manager switched rating agencies for U.S. Treasury, agency and mortgage backed securities from Fitch or Moody's 'AAA' to S&P 'AA.' As a result, we have restated fair values of these fixed income securities as of December 31, 2015 using the S&P rating for comparative purposes.*

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Outlook for 2017 Core Goal: Across market cycles, our objective is to consistently earn an underwriting profit and outperform industry peers Favorable Outlook Remain proactive to changing market dynamics Company has implemented measures to manage its Goal is to maximize underwriting potential in the Mobile app dispatch operating leverage to match that of its business, current potentially improving cycle More cars carrying people / items with the objective of self-funding Strong operating margins In-vehicle technology $30 Million Line of Credit and $5 Million Efficient and scalable capital structure Revolving Line of Credit from Fifth Third Bank (to be paid off and terminated following this Operating leverage transaction) Quota share reinsurance Emphasis on underwriting margin versus top-line growth Offering Summary Quarterly shifting of business mix from traditional taxi premiums to car $25 million in Senior Unsecured Notes due in 2024 service / TNCs Use of Proceeds: Strong continued growth in limo/livery and paratransit Repayment of $19.4 million in outstanding debt draw from secured Reduced average vehicles per policy expected due to larger percentage of line of credit owner operators Repurchases of common stock $400 to $450 million in written premium represents approximate Supporting organic growth proportionate share Potential acquisitions Continued market share expansion in existing states General corporate purposes Opportunities to leverage traditional heritage across evolving addressable markets 23 23

Nasdaq: AFH For Additional Information Investor Relations: At the Company: The Equity Group Inc. Scott Wollney Adam Prior Chief Executive Officer Senior Vice President swollney@atlas-fin.com APrior@equityny.com 847-700-8600 212-836-9606